August 10, 2006

Harmal S. Rayat
President and CEO
Entheos Technologies, Inc.
1628 West 1st Avenue, Suite 216
Vancouver, British Columbia, V6J 1G1
Canada

Re: Entheos Technologies, Inc.
        File No. 000-30156
        Form 10-K for Fiscal Year Ended
        December 31, 2005

Dear Mr. Rayat:

        We have reviewed your response letter dated May 10, 2006 and have the
following additional comments. If you disagree with our comments, we will consider
your explanation as to why our comments are not applicable. Please be as detailed as
necessary in your explanation.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Balance Sheet, page 16

1.   We are currently considering your response to our prior comment one. We may
        have additional comments once we have completed our evaluation of this issue.

Harmal S. Rayat
Entheos Technologies, Inc.
August 10, 2006
Page 2

Note 4 Related Party Transactions, page 25

2.   Your support for your position furnished in your response to our prior comment
        two is not persuasive to us. In future filings, revise your disclosure to properly
        disclose the common control relationship that exists between the Company and
        International Energy, Inc. in accordance with paragraph 4 of SFAS 57.

        Please respond to the comment included in this letter within ten business days.
Please file your response on EDGAR. If you have any questions, you may contact
Robert Telewicz, Staff Accountant at (202) 551-3438, or the undersigned at (202)551-
3414.

                        Sincerely,

                        Jorge L. Bonilla
                        Senior Staff Accountant